Platinum Group Metals Ltd.

Interim Condensed Consolidated Financial Statements

(all amounts in thousands of United States Dollars unless otherwise noted)

For the period ended November 30, 2019

Filed: January 14, 2020

PLATINUM GROUP METALS LTD.
Condensed Consolidated Interim Statements of Financial Position
(in thousands of United States Dollars)

	November 30, 2019	August 31, 2019
ASSETS
Current
Cash	$1,083	$5,550
Amounts receivable	285	507
Prepaid expenses and other	286	298
Total current assets	1,654	6,355

Performance bonds and other assets	48	65
Exploration and evaluation assets (Note 3)	39,171	36,792
Right to use asset	228	-
Property, plant and equipment	433	451
Total assets	$41,534	$43,663

LIABILITIES
Current
Accounts payable and other liabilities	$1,546	$4,022
Brokerage fees payable	2,776	2,775
Total current liabilities	4,322	6,797

Loan payable (Note 5)	18,921	18,785
Convertible notes (Note 6)	16,650	16,075
Share based liabilities	167	112
Lease liability	237	-
Warrant derivative (Note 8)	-	3,051
Total liabilities	$40,297	$44,820

SHAREHOLDERS' EQUITY
Share capital (Note 7)	$855,168	$855,270
Contributed surplus	27,029	26,777
Accumulated other comprehensive loss	(158,285)	(159,637)
Deficit	(738,585)	(739,018)
Total shareholders' deficit attributable to
shareholders of Platinum Group Metals Ltd.	(14,673)	(16,608)

Non-controlling interest	15,910	15,451
Total shareholders' equity / (deficit)	1,237	(1,157)
Total liabilities and shareholders' equity / (deficit)	$(41,534)	$(43,663)

Going Concern (Note 1) Contingencies and Commitments (Note 10) Subsequent events (Note 13)

Approved by the Board of Directors and authorized for issue on January 14, 2020

/s/ Iain McLean	/s/ Diana Walters
Iain McLean, Director	Diana Walters, Director

The accompanying notes are an integral part of the consolidated financial statements.	2

PLATINUM GROUP METALS LTD.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(in thousands of United States Dollars except share and per share data)

	Three months ended
	November 30, 2019	November 30, 2018

Expenses
General and administrative	$1,054	$1,325
Interest	1,347	2,474
Foreign exchange loss (gain)	(7)	1,200
Stock compensation expense (Note 7)	244	16
Closure, care and maintenance	-	(509)
	$2,638	$4,506
Other Income
(Gain)Loss on fair value derivatives and warrants (Note 6,8)	(3,129)	2,273
Gain on fair value of marketable securities	-	(862)
Net finance income	(63)	(272)
Net (income) loss for the period	$(554)	$5,640

Items that may be subsequently reclassified to net (income) loss:
Currency translation adjustment	(1,352)	(2,817)

Comprehensive (income) loss for the period	$(1,906)	$2,823

(Income) Loss attributable to:
Shareholders of Platinum Group Metals Ltd.	(554)	5,640
Non-controlling interests	-	-
	$(554)	$5,640

Comprehensive (income) loss attributable to:
Shareholders of Platinum Group Metals Ltd.	(1,906)	2,823
Non-controlling interests	-	-
	$(1,906)	$2,823

Basic and diluted (gain) loss per common share	$(0.01)	$0.19

Weighted average number of common shares outstanding:
Basic and diluted	58,596,225	29,119,977

The accompanying notes are an integral part of the consolidated financial statements.	3

PLATINUM GROUP METALS LTD.
Condensed Consolidated Interim Statements of Changes in Equity
(in thousands of United States Dollars, except # of Common Shares)

	# of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (loss)	Deficit	Attributable to Shareholders of the Parent Company	Non-Controlling Interest	Total
Balance August 31, 2018	29,103,411	$818,454	$25,950	$(159,742)	$(721,125)	$(36,463)	$11,152	$(25,311)
Stock based compensation	-	-	16	-	-	16	-	16
Warrants exercised	22,500	39	-	-	-	39	-	39
Transactions with non-controlling interest	-	-	-	-	378	378	1,457	1,835
Foreign currency translation adjustment	-	-	-	2,817	-	2,817	-	2,817
Net loss for the period	-	-	-	-	(5,640)	(5,640)	-	(5,640)
Balance November 30, 2018	29,125,911	$818,493	$25,966	$(156,925)	$(726,387)	$(38,853)	$12,609	$(26,244)
Stock based compensation	-	-	811	-	-	811	-	811
Warrants exercised	1,026,270	1,942	-	-	-	1,942	-	1,942
Shares issued for interest on convertible note	545,721	687	-	-	-	687	-	687
Shares issued - financing	27,077,885	35,024	-	-	-	35,024	-	35,024
Share issuance costs	-	(1,876)	-	-	-	(1,876)	-	(1,876)
Shares issued for loan facility	800,000	1,000	-	-	-	1,000	-	1,000
Contributions of Waterberg JV Co	-	-	-	-	(1,495)	(1,495)	2,842	1,347
Foreign currency translation adjustment	-	-	-	(2,712)	-	(2,712)	-	(2,712)
Net loss for the period	-	-	-	-	(11,136)	(11,136)	-	(11,136)
Balance August 31, 2019	58,575,787	$855,270	$26,777	$(159,637)	$(739,018)	$(16,608)	$15,451	$(1,157)
Stock based compensation	-	-	252	-	-	252	-	252
Share issuance costs	-	(157)	-	-	-	(157)	-	(157)
Warrants exercised	28,040	55	-	-	-	55	-	55
Contributions of Waterberg JV Co	-	-	-	-	(121)	(121)	459	338
Foreign currency translation adjustment	-	-	-	1,352	-	1,352	-	1,352
Net loss for the period	-	-	-	-	554	554	-	554
Balance November 30, 2019	58,603,827	$855,168	$27,029	$(158,285)	$(738,585)	$(14,673)	$15,910	$1,237

The accompanying notes are an integral part of the consolidated financial statements.	4

PLATINUM GROUP METALS LTD.
Condensed Consolidated Interim Statements of Cash Flows
 (in thousands of United States Dollars)

	For the three months ended
	November 30, 2019	November 30, 2018

OPERATING ACTIVITIES
Income (Loss) for the period	$554	$(5,640)
Add items not affecting cash:
Depreciation	45	84
Interest expense	1,347	2,474
Unrealized foreign exchange gain	18	24
(Gain) Loss on fair value of convertible debt derivatives	(3,129)	2,273
(Gain) on marketable securities	-	(862)
Stock compensation expense	244	16
Net change in non-cash working capital (Note 11)	(131)	273
	$(1,052)	$(1,358)

FINANCING ACTIVITIES
Share issuance - warrant exercise	$48	$38
Equity issuance costs	(157)	-
Sprott interest paid	(556)	-
Lease payments	(22)	-
Cash received from Waterberg partners (Note 3)	206	1,346
	$(481)	$1,384

INVESTING ACTIVITIES
Expenditures from restricted cash (Waterberg)	$-	$126
Performance bonds	19	-
Waterberg exploration expenditures	(2,821)	(1,390)
	$(2,802)	$(1,264)

Net decrease in cash	(4,335)	(1,238)
Effect of foreign exchange on cash	(132)	190
Cash, beginning of period	5,550	3,017
Cash, end of period	$1,083	$1,969

The accompanying notes are an integral part of the consolidated financial statements.	5

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

Platinum Group Metals Ltd. (the "Company") is a British Columbia, Canada, company formed by amalgamation on February 18, 2002. The Company's shares are publicly listed on the Toronto Stock Exchange ("TSX") in Canada and the NYSE American LLC ("NYSE American") in the United States (formerly the NYSE MKT LLC). The Company's address is Suite 838-1100 Melville Street, Vancouver, British Columbia, V6E 4A6.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa.

These financial statements consolidate the accounts of the Company and its subsidiaries. The Company's subsidiaries, associates and joint ventures (collectively with the Company, the "Group") as at November 30, 2019 are as follows:

		Place of incorporation and operation	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activity		November 30, 2019	August 31, 2019

Platinum Group Metals (RSA) (Pty) Ltd.	Exploration	South Africa	100.0%	100.0%
Mnombo Wethu Consultants (Pty) Limited.[1]	Exploration	South Africa	49.9%	49.9%
Waterberg JV Resources (Pty) Ltd.[2]	Development	South Africa	37.05%	37.05%
Lion Battery Technologies Inc.[3]	Research	Canada	57.69%	57.69%

1 The Company controls and consolidates Mnombo Wethu Consultants (Pty) Limited ("Mnombo") and Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co.") for accounting purposes.

2Effective ownership of Waterberg JV Resources (Pty) Ltd. Is 63.05% when Mnombo's ownership portion is combined with Platinum Group Metals (RSA) (Pty) Ltd ownership portion.

3Lion Battery Technologies is accounted for using the equity method as the Company jointly controls the investee despite having the majority of the shares.

These condensed consolidated interim financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS") applicable to a going concern which contemplates that the Company will be able to realize its assets and settle its liabilities in the normal course as they come due for the foreseeable future.  In the current period the Company generated net income of $0.6 million and used cash in operating activities of $1.1 million.  The Company had a working capital deficit of $2.7 million at November 30, 2019.  At November 30, 2019, the Company was also indebted $20 million pursuant to the Sprott Loan Facility (as defined below).  This debt is due August 21, 2021 with the Company holding the option to extend the maturity date by one year in exchange for a payment in common shares or cash of three percent of the outstanding principal amount.  Additional payments/interest are also due on the convertible debt (which can be paid with shares of the Company).  The Company currently has limited financial resources and has no sources of operating income at present.  The Company closed a private placement subsequent to year end.  Please see Subsequent Events (Note 13) for further details.

The Company's ability to continue operations in the normal course of business will therefore depend upon its ability to secure additional funding by methods that could include debt refinancing, equity financing, the exercise of warrants, sale of assets and strategic partnerships.  Management believes the Company will be able to secure further funding as required although there can be no assurance that these efforts will be successful.  Nonetheless, there exist material uncertainties resulting in substantial doubt as to the ability of the Company to continue to meet its obligations as they come due and hence, the appropriateness of the use of accounting standards applicable to a going concern.

These condensed consolidated interim financial statements do not include adjustments or disclosures that may result should the Company not be able to continue as a going concern. If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be required to the carrying value of assets and liabilities, the expenses, the reported comprehensive loss and balance sheet classifications used that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. These adjustments could be material.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These condensed consolidated interim financial statements have been prepared in accordance with the International Accounting Standard 34, Interim Financial Reporting ("IAS 34") using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

The Company' significant accounting policies and critical accounting estimates applied in these interim financial statements are the same as those applied in Note 2 of the Company's annual consolidated financial statements as at and for the year ended August 31, 2019, except for the adoption of IFRS 16 Leases, ("IFRS 16") effective for financial periods beginning on or after January 1, 2019.

Change in Accounting Policy - IFRS 16

On September 1, 2019, the Company adopted IFRS 16.  IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, which is the customer ("lessee") and the supplier ("lessor"). IFRS 16 replaces IAS 17, Leases, and related interpretations. All leases result in the lessee obtaining the right to use an asset at the start of the lease and, if lease payments are made over time, also obtaining financing. Accordingly, IFRS 16 will eliminate the classification of leases as either operating leases or finance leases as is required by IAS 17 and, instead, introduces a single lessee accounting model. Applying that model, a lessee is required to recognize:

i. The right of use assets and related lease liabilities for any lease with a term of more than 12 months, unless the underlying assets are of low value; and

ii. Depreciation of the right of use assets separately from the interest related to the lease liabilities in the consolidated statement of income.

The Company adopted IFRS 16 using the simplified transition approach and consequently did not restate comparative figures for fiscal 2019.

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as 'operating leases' under the principles of IAS 17.  All leases lasting longer than one year were measured at the present value of the remaining lease payments, discounted using the lessee's incremental borrowing rate as of September 1, 2019. The weighted average lessee's incremental borrowing rate applied to the lease liabilities on September 1, 2019 was 11%.  The lease liability and corresponding right to use asset as at September 1, 2019 was measured at $314.

Leases

As a result of the adoption of IFRS 16, the accounting policy for leases applied starting from September 1, 2019 as follows:

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

i. the contract involves the use of an identified asset

ii. the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

iii. the Company has the right to direct the use of the asset.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

Payments associated with short-term leases and leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

Presentation Currency

The Company's presentation currency is the United States Dollar ("USD")

Foreign Exchange Rates Used

The following exchange rates were used when preparing these consolidated financial statements:

Rand/USD

Period-end rate:  R14.6532 (August 31, 2019 R14.3314)

3-month period average rate: R14.8490 (November 30, 2018 R14.4334)

CAD/USD

Period-end rate: C$1.3289 (August 31, 2019 C$1.3295)

3-month period average rate: C$1.3222 (November 30, 2018 C$1.3082)

3. EXPLORATION AND EVALUATION ASSETS

Since mid-2015, the Company's only active exploration project has been the Waterberg Project located on the North Limb of the Western Bushveld Complex.  Total capitalized exploration and evaluation expenditures for all exploration properties held by the Company are as follows:

Balance, August 31, 2018	$29,406
Additions	8,362
Foreign exchange movement	(976)
Balance, August 31, 2019	$36,792
Additions	1,023
Foreign exchange movement	1,356
Balance, November 30, 2019	$39,171

Waterberg Project

The Waterberg Project consists of adjacent, granted and applied-for prospecting rights and applied for mining rights with a combined active project area of 99,244.79 ha, located on the Northern Limb of the Bushveld Complex, approximately 85 km north of the town of Mokopane (formerly Potgietersrus).  The Waterberg Project is comprised of the former Waterberg JV Property and the Waterberg Extension Property.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

On August 21, 2017, PTM RSA completed the cession of legal title for all Waterberg Project prospecting rights into Waterberg JV Co. after earlier receiving Section 11 approval of the 2nd Amendment (defined below).  On September 21, 2017, Waterberg JV Co. also issued shares to all existing Waterberg partners pro rata to their joint venture interests, resulting in the Company holding a 45.65% direct interest in Waterberg JV Co., the Japan Oil, Gas and Metals National Corporation ("JOGMEC") holding a 28.35% interest and Mnombo, as the Company's Black Economic Empowerment ("BEE") partner, holding 26%.

Implats Transaction

On November 6, 2017, the Company closed a transaction (the "Implats Transaction"), originally announced on October 16, 2017, whereby Impala Platinum Holdings Ltd. ("Implats"):

a) Purchased an aggregate 15.0% equity interest in Waterberg JV Co (the "Initial Purchase") for $30 million.  The Company sold an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million.  From its $17.2 million in proceeds, the Company committed $5.0 million towards its pro rata share of remaining Definitive Feasibility Study ("DFS") costs, which was held as restricted cash until it was fully spent in October 2018.  Implats contributed its 15.0% pro rata share DFS costs and costs incurred subsequent.  Following the Initial Purchase, the Company held a direct 37.05% equity interest, JOGMEC held a 21.95% equity interest and Black Economic Empowerment partner Mnombo maintained a 26.0% equity interest.  The Company holds a 49.9% interest in Mnombo, bringing its overall direct and indirect ownership in Waterberg JV Co. to 50.02%.

b) Acquired an option (the "Purchase and Development Option") whereby upon completion and approval by Waterberg JV Co. of the DFS (completed December 5, 2019), Implats will have a right within 90 business days to exercise an option to increase its interest to up to 50.01% in Waterberg JV Co.  Based on the December 5, 2019 DFS approval date, this option expires April 15, 2020.  If Implats exercises the Purchase and Development Option, Implats would commit to purchase an additional 12.195% equity interest in Waterberg JV Co. from JOGMEC for $34.8 million and commit to an expenditure of $130.2 million in development work.

Following an election to go to a 50.01% project interest as described above, Implats will have another 90 business days to confirm the salient terms of a development and mining financing for the Waterberg Project.  After exercising the Purchase and Development Option, Implats will control Waterberg JV Co.

Should Implats complete the increase of its interest in Waterberg JV Co. to 50.01% pursuant to the Purchase and Development Option, the Company would retain a 31.96% direct and indirect interest in Waterberg JV Co. and following completion of Implats' earn-in spending all of the project partners would be required to participate pro-rata.  The transaction agreements also provide for the transfer of equity and the issuance of additional equity to one or more broad based black empowerment partners, at fair value.

If Implats does not elect to complete the Purchase and Development Option, Implats will retain a 15.0% project interest and the Company will retain a 50.02% direct and indirect interest in the project.

c) Acquired a right of first refusal to enter into an offtake agreement, on commercial arms-length terms, for the smelting and refining of mineral products from the Waterberg Project.  JOGMEC will retain a right to receive platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel in refined mineral products at the volume produced from the Waterberg Project.

Acquisition and Development of the Property

In October 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement with regard to the Waterberg Project (the "JOGMEC Agreement").  Under the terms of the JOGMEC Agreement, in April 2012, JOGMEC completed a $3.2 million work requirement to earn a 37% interest in the Waterberg JV property, leaving the Company with a 37% interest and Mnombo with a 26% interest.  Following JOGMEC's earn-in, the Company funded Mnombo's 26% share of costs, totalling $1.12 million, until the earn-in phase of the joint venture ended in May 2012.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

On November 7, 2011, the Company entered an agreement with Mnombo to acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for a cash payment of R1.2 million and the Company's agreement to pay for Mnombo's 26% share of costs on the Waterberg JV property until the completion of a feasibility study.  Mnombo's share of expenditures prior to this agreement were covered by the Company and subsequent expenditures on the non-JV property are still owed to the Company ($4.5 million at August 31, 2019).  The portion of Mnombo not owned by the Company is accounted for as a non-controlling interest, calculated at $7.0 million at November 30, 2019 ($6.9 million - August 31, 2019).

On May 26, 2015, the Company announced a second amendment (the "2nd Amendment") to the existing JOGMEC Agreement.  Under the terms of the 2nd Amendment the Waterberg JV and Waterberg Extension properties are to be combined and contributed into the newly created operating company Waterberg JV Co.  On August 3, 2017, the Company received Section 11 transfer approval from the South African Department of Mineral Resources ("DMR") and title to all of the Waterberg prospecting rights held by the Company were ceded into Waterberg JV Co. on September 21, 2017.

Under the 2nd Amendment, JOGMEC committed to fund $20 million in expenditures over a three-year period ending March 31, 2018.  This requirement was completed by $8 million in funding from JOGMEC to March 31, 2016, followed by two $6 million tranches funded by JOGMEC in each of the following two 12-month periods ending March 31, 2018.

To November 30, 2019 an aggregate total of $71.2 million has been funded by all parties on exploration and engineering on the Waterberg Project.  Up until the Waterberg property was transferred to Waterberg JV Company, all costs incurred by other parties were treated as recoveries.

4. LION BATTERY

On July 15, 2019 the Company announced that Anglo American Platinum Limited ("Anglo American Platinum") and itself had launched a new company named Lion Battery Technologies Inc. ("Lion").  Lion was formed to research battery technology using platinum and palladium.  Lion has entered into an agreement with Florida International University ("FIU") to fund a $3.0 million research program over approximately three years.  Under the agreement with FIU, Lion will have exclusive rights to all intellectual property developed and will lead all commercialization efforts.  Lion is also currently reviewing several additional and complementary opportunities focused on developing next-generation battery technology using platinum and palladium.

In July 2019 the Company and Anglo American Platinum each invested $550 into Lion in exchange for 1,100,000 Lion preferred shares each at a price of $0.50 per share.  In addition, the Company invested $4 as the original founder of Lion in exchange for 400,000 common shares of Lion at a price of $0.01 per share.  Both the Company and Anglo American Platinum have agreed together to invest up to a total of $4.0 million, subject to certain conditions, in exchange for preferred shares of Lion at a price of $0.50 per share over an approximate three to four year period.  The Company accounts for Lion using equity accounting as Lion is jointly controlled with Anglo American Platinum.  Lion pays a fee of $3 per month to the Company for general and administrative services.

5. SPROTT LOAN

On August 15, 2019 the Company announced it had entered into a credit agreement with Sprott Private Resource Lending II (Collector), LP ("Sprott") and other lenders party thereto (the "Sprott Lenders") pursuant to which the Sprott Lenders advanced $20.0 million principal senior secured credit facility ("Sprott Facility").  The loan was drawn August 21, 2019 and is due August 21, 2021 with the Company holding the option to extend the maturity date by one year in exchange for a payment in common shares or cash of three percent of the outstanding principal amount.  All amounts outstanding will be charged interest of 11% per annum compounded monthly.  Interest payments will be made monthly with interest of $556 having been paid to Sprott during the period (November 30, 2018 - $Nil).

The Company is required to maintain certain minimum working capital and cash balances under the Sprott loan and are in compliance with these covenants at period end.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

All fees directly attributable to the Sprott Facility are recorded against the loan balance and amortized using the effective interest method over the life of the loan.  In connection with the advance the Company issued Sprott 800,000 common shares worth $1,000.  Effective interest of $693 was recognized during the period (November 30, 2018 - $Nil).

6. CONVERTIBLE NOTES

On June 30, 2017, the Company closed a private placement of $20 million aggregate principal amount of convertible senior subordinated notes ("Convertible Notes") due 2022.  The Convertible Notes bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018.  Interest may be paid in cash or at the election of the Company, in common shares of the Company or a combination of cash and common shares, to a maximum of 2,954,278 common shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted.

Upon maturity the Convertible Notes are to be settled by the Company in cash.  The Convertible Notes are convertible at any time prior to maturity at the option of the holder, and conversion may be settled, at the Company's election, in cash, common shares, or a combination of cash and common shares. If any Convertible Notes are converted on or prior to the three and one half year anniversary of the issuance date, the holder of the Convertible Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted notes to the three and one half year anniversary of the issuance date, discounted by 2%, payable in common shares. The initial conversion rate of the Convertible Notes will be 1,001.1112 common shares per $1,000 principal amount of Convertible Notes, which is equivalent to an initial conversion price of approximately $0.9989 per common share, representing a conversion premium of approximately 15% above the NYSE American closing sale price for the Company's Common Shares of $0.8686 per share on June 27, 2017.  After giving effect to the December 13, 2018 share consolidation, the conversion rate is 100.1111 per US$1,000 which is equivalent to a conversion price of approximately $9.989 per common share.

The Convertible Notes contain multiple embedded derivatives (the "Convertible Note Derivatives") relating to the conversion and redemption options.  The Convertible Note Derivatives were valued upon initial recognition at fair value using partial differential equation methods at $5,381 (see below).  At inception, the debt portion of the Convertible Notes were reduced by the estimated fair value of the Convertible Note Derivatives of $5,381 and transaction costs relating to the Convertible Notes of $1,049 resulting in an opening balance of $13,570.  The Convertible Notes are measured at amortized cost and will be accreted to maturity over the term using the effective interest method.

On January 2, 2018, the Company issued 244,063 common shares in settlement of $691 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

On July 3, 2018, the Company issued 757,924 common shares in settlement of $724 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

On January 2, 2019 the Company issued 545,721 common shares in settlement of $687 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

On July 1, 2019 the Company paid cash of $687 for bi-annual interest payable on outstanding Convertible Notes.

Subsequent to the end of the period, on January 2, 2020 the Company issued 517,465 common shares in settlement of $687 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

The components of the Convertible Notes are as follows:

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

Convertible Note balance August 31, 2018	$14,853
Transactions costs incurred	(79)
Interest payments	(1,374)
Accretion and interest incurred during the year	2,487
Loss on embedded derivatives during the year ended August 31, 2019 (see below)	188
Convertible Note balance August 31, 2019	$16,075
Accretion and interest incurred during the period	653
Gain on embedded derivatives during the period ended November 30, 2019 (see below)	(78)
Convertible Note balance November 30, 2019	$16,650

Embedded Derivatives

The Convertible Note Derivatives were valued upon initial recognition at a fair value of $5,381 using partial differential equation methods and is subsequently re-measured at fair value at each period-end through the consolidated statement of net loss and comprehensive loss.  The fair value of the Convertible Note Derivatives was measured at $184 at August 31, 2019, then $106 at November 30, 2019 resulting in a gain of $78 for the period (November 30, 2018 $287 loss).  Combined with the gain on the warrant derivative (Note 8) of $3,051, this results in a gain of $3,129.

The assumptions used in the valuation model used at November 30, 2019 and August 31, 2019 include:

Valuation Date	November 30, 2019	August 31, 2019
Share Price (USD)	$1.35	$1.99
Volatility	80.90%	80.90%
Risk free rate	1.55%	1.55%
Credit spread	15.11%	15.11%
All-in rate	16.66%	16.66%

The Convertible Note derivative is classified as a level 2 financial instrument in the fair value hierarchy.

7. SHARE CAPITAL

(a) Authorized

Unlimited common shares without par value.

(b) Issued and outstanding

On November 20, 2018 the Company completed a consolidation of its common shares on the basis of one new share for ten old shares (1:10).  The purpose of the consolidation was to increase the Company's common share price to be in compliance with the NYSE American's low selling price requirement.  All share numbers in these financial statements are presented on a post consolidation basis.

At November 30, 2019, the Company had 58,603,827 shares outstanding.

Fiscal 2020

On December 19, 2020 the Company closed a non-brokered private placement.  Please see subsequent events (Note 13) for further details.

Fiscal 2019

On August 21, 2019, the Company closed a bought deal financing of 8,326,957 common shares at a price of US$1.25 per share for gross proceeds of $10.4 million.  Also, on August 21, 2019 the Company completed the sale of 7,575,758 common shares to LMM and 6,940,000 common shares to Hosken Consolidated Investments Limited ("HCI") both at price of US$1.32 per share for gross proceeds of $10.0 million and $9.1 million respectively.  Total fees of $1,769 were paid on the August 21, 2019 transactions including a 6% finders fee of $624.

On June 28, 2019 the Company closed a non-brokered private placement with HCI for gross proceeds of $1.3 million.  In connection with the private placement, the Company issued an aggregate of 1,111,111 common shares to Deepkloof Limited, a subsidiary of HCI, at a price of US$1.17 per common share.  On a non-diluted basis and after giving effect to the private placement, HCI's ownership in the Company was increased from 20.05% to 22.60% of the Company's issued and outstanding common shares. The Company did not pay any finder's fees in connection with the private placement.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

On February 4, 2019, the Company completed a non-brokered private placement of 3,124,059 shares at a price of US$1.33 per share for gross proceeds of $4.16 million.  A 6% finders fee of $72 was paid on a portion of the private placement, with total issuance costs (including the finders fee) totalling $107.

During fiscal 2019, the Company issued 1,048,770 shares upon the exercise of 1,048,770 warrants.

On January 2, 2019 the Company issued 545,721 shares in settlement of $687.16 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

(c) Incentive stock options

The Company has entered into Incentive Stock Option Agreements ("Agreements") under the terms of its stock option plan with directors, officers, consultants and employees. Under the terms of the Agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant.  Certain stock options of the Company are subject to vesting provisions, while others vest immediately.  All exercise prices are denominated in Canadian Dollars.

The following tables summarize the Company's outstanding stock options:

	Number of Shares	Average Exercise Price CAD$
Options outstanding at August 31, 2017	438,228	46.50
Forfeited	(129,678)	41.50
Options outstanding at August 31, 2018	308,550	45.20
Forfeited/Cancelled	(308,550)	45.20
Granted	1,554,000	2.61
Options outstanding at August 31, 2019	1,554,000	2.61
Options outstanding at November 30, 2019	1,554,000	2.61

During the period ended November 30, 2019 the Company did not grant or cancel any options.

During the year ended August 31, 2019 the Company granted 1,554,000 stock options.  The stock options granted vest in four equal annual stages commencing on the date of the grant on April 9, 2019.  The Company recorded $730 ($638 expensed and $92 capitalized to mineral properties) of compensation expense during the period ended November 30, 2019, (November 30, 2018 $16 recorded, $16 expensed).

During the year ended August 31, 2019, 46,300 share options expired while the Company cancelled a further 262,250 share options by mutual agreement.

Stock options outstanding at November 30, 2019	Stock options exercisable at November 30, 2019	Exercise Price CAD$	Average Remaining Contractual Life (Years)
1,554,000	388,500	2.61	4.36

(d) Deferred Share Units

The Company has a DSU plan for non-executive directors.  Each DSU has the same value as one Company common share.  DSU's must be retained until the director leaves the Board of Directors, at which time the DSU's are paid.

The DSU liability at November 30, 2019 is $167.  During the period ended November 30, 2019 an expense of $55 was recorded in relation to the outstanding DSUs (November 30, 2018 - $Nil), with $27 recorded as share-based compensation and $28 recorded as director fees.  At November 30, 2019, 200,220 DSUs have been issued with 49,411 fully vested.

(e) Restricted Share Units

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

The Company has an RSU plan for certain employees of the Company.  Each RSU has the same value as one Company common share.  RSU's vest over a three year period.

The RSU liability at November 30, 2019 is $165.  During the period ended November 30, 2019 an expense of $64 was recorded ($54 expensed and $10 capitalized) in relation to the outstanding RSUs, (November 30, 2018 $Nil).  At November 30, 2019, 223,443 RSU's have been issued.  No RSUs have vested at November 30, 2019.

8. WARRANT DERIVATIVE

The exercise price of the Company's outstanding warrants was denominated in US Dollars; however, the functional currency of PTM Canada (where the warrants are held) is the Canadian Dollar.  Therefore, the warrants were required to be recognized and measured at fair value at each reporting period.  Any changes in fair value from period to period were recorded as non-cash gain or loss in the consolidated statement of loss and comprehensive loss.

The warrants were issued May 15, 2018 and were initially valued using the residual value method.  An initial valuation of $1,171 was attributed to the warrants which included $157 of unit issuance costs being attributed to the value of the warrants.  As the warrants were publicly traded on the TSX the value of the warrants at each period is estimated by using the warrant TSX closing price on the last day of trading in the applicable period.  The warrants expired November 22, 2019 with a $Nil value.  All value attributed to the remaining expired warrants of $3,051 was recognized as a gain in the period, (November 30, 2018 - $1,986 loss).  When combined with the gain on the embedded derivatives in the Convertible Notes (see Note 6) this results in a gain of $3,129 on derivatives.

9. RELATED PARTY TRANSACTIONS

All amounts receivable and amounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.  Transactions with related parties are in the normal course of business and are recorded at consideration established and agreed to by the parties.  Transactions with related parties are as follows:

(a) During the period ended November 30, 2019 $94 ($24 - November 30, 2018) was paid or accrued to independent directors for directors' fees and services.

(b) During the period ended November 30, 2019, the Company accrued payments of $13 ($13 - November 30, 2018) from West Kirkland Mining Inc. ("West Kirkland"), a company with two directors in common, for accounting and administrative services.

(c) On May 15, 2018 the Company closed a private placement for 1,509,100 units with HCI.  Also, on May 15, 2018, HCI participated for an additional 2,490,900 units in the Company's separate public offering (See Note 7 above for more details).  By way of the private placement HCI acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest.  On February 4, 2019 HCI subscribed for 2,141,942 common shares and on August 21, 2019 HCI subscribed for a further 6,940,000 common shares as part of the Company's private placements.  See subsequent events (Note 13) for further details of HCI's participation in the Company's private placements subsequent to period end.

10. CONTINGENCIES AND COMMITMENTS

The Company's remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $518 to March 2022.

From year end the Company's aggregate commitments are as follows:

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

Payments Due By Year
	< 1 Year	1 - 3 Years	4 - 5 Years	> 5 Years	Total
Lease Obligations	$236	$173	$109	$-	$518
Convertible Note[1]	1,374	22,739	-	-	24,113
Sprott Facility (Note 5)	2,237	21,607	-	-	23,844
Totals	$3,847	$44,519	$109	$-	$48,475

1The convertible note and related interest can be settled at the Company's discretion in cash or shares

Africa Wide Legal Action

The Company reports that it is in receipt of a summons issued by Africa Wide whereby Africa Wide has instituted legal proceedings in South Africa against PTM RSA, RBPlats and Maseve in relation to the Maseve Sale Transaction.  Africa Wide is seeking, at this late date, to set aside or be paid increased value for, the closed Maseve Sale Transaction.  Africa Wide held a 17.1% interest in Maseve prior to the Maseve Sale Transaction.  RBPlats consulted with senior counsel, both during the negotiation of the Maseve Sale Transaction and in regard to the current Africa Wide legal proceedings.  The Company has received legal advice to the effect that the Africa Wide action, as issued, is ill-conceived and is factually and legally defective.

Tax Audit South Africa

During the 2014, 2015 and 2016 fiscal years, PTM RSA claimed unrealized foreign exchange differences as income tax deductions in its South African corporate tax returns in the amount of Rand 1.4 billion.  The exchange losses emanate from a Canadian dollar denominated shareholder loan advanced to PTM RSA and weakening of the Rand.  Under applicable South African tax legislation, exchange losses can be claimed in the event that the shareholder loan is classified as a current liability as determined by IFRS.

For the years in question, the intercompany debt was classified as current in PTM RSA's stand alone audited financial statements.    During 2018, the South African Revenue Service, or SARS, conducted an income tax audit of the 2014 to 2016 years of assessment and issued PTM RSA with a letter of audit findings on November 5, 2018.  SARS proposed that the exchange losses be disallowed on the basis that SARS is not in agreement with the reclassification of the shareholder loan as a current liability.  SARS also invited the Company to provide further information and arguments if we disagreed with the audit findings.  On the advice of the Company's legal and tax advisors, the Company is in strong disagreement with the proposed interpretation by SARS.

The Company responded to the SARS letter on January 31, 2019 and again on April 5, 2019 following a request for additional information received on March 20, 2019.  The Company also met with SARS, together with the Company's advisors, on May 30, 2019 in order to address any remaining concerns that SARS may have.  At present this matter is unresolved.  Any tax assessment issued by SARS will be legally contested by PTM RSA.

In the event that the exchange losses are disallowed by SARS, the Company estimates that for the years under review that PTM RSA's exposure would be taxable income of approximately Rand 182 million and an income tax liability of approximately Rand 51 million (approximately $3.48 million at year end based on the daily exchange rates reported by the Bank of Canada on November 30, 2019).  For fiscal years 2017 and 2018 the Company estimates that a further Rand 266 million in income could be subject to taxation at a rate of approximately 28% if our exchange losses are disallowed by SARS.  SARS may apply interest and penalties to any amounts due, which could be substantial.  The Company believe its accounting classification of the shareholder loan is correct and that no tax assessment is warranted; however, we cannot assure that SARS will not issue a reassessment or that we will be successful in legally contesting any such assessment.  Any assessment could have a material adverse effect on the Company's business and financial condition.

11. SUPPLEMENTARY CASH FLOW INFORMATION

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

Net change in non-cash working capital:

Period ended	November 30, 2019	November 30, 2018

Amounts receivable, prepaid expenses and other assets	$87	$651
Accounts payable and other liabilities	(218)	(378)
	$(131)	$273

12. SEGMENTED REPORTING

Segmented information is provided on the basis of geographical segments as the Company manages its business and exploration activities through geographical regions - Canada and South Africa.  The Chief Operating Decision Makers ("CODM") reviews information from the below segments separately so the below segments are separated.  This represents a change from prior years and comparative information has been represented to reflect the way the CODM currently reviews the information

The Company evaluates performance of its operating and reportable segments as noted in the following table:

At November 30, 2019	Assets	Liabilities

Canada	$1,450	$39,598
South Africa	40,319	934
	$41,769	$40,532

At August 31, 2019	Assets	Liabilities

Canada	$4,983	$39,278
South Africa	38,680	5,542
	$43,663	$44,820

Comprehensive Loss (Income) for the period ended	November 30, 2019	November 30, 2018

Canada	$340	$3,793
South Africa	(2,246)	(970)
	$(1,906)	$2,823

13. SUBSEQUENT EVENTS

On December 19, 2019 the Company closed a non-brokered private placement of common shares at a price of US $1.24 each. An aggregate of 3,225,807 common shares were issued resulting in gross proceeds to the Company of $4.0 million.  A 6% finder's fee in the amount of $54 was paid on a portion of the Private Placement.  HCI subscribed for 1,612,931 common shares through Deepkloof Limited, a subsidiary of HCI.